EXHIBIT 99.2
Annual Meeting of Shareholders of
TC Energy Corporation (“TC Energy”)

May 7, 2026

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1.Election of Directors

By resolution passed via ballot, the following 13 nominees were appointed as Directors of TC Energy to hold office until the next annual meeting of shareholders of TC Energy, or until their successors are earlier elected or appointed. The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Against	# Votes Against
Scott Bonham	674,143,748	99.06	6,363,143	0.94
Cheryl F. Campbell	674,278,059	99.08	6,228,834	0.92
Michael R. Culbert	674,399,356	99.10	6,107,536	0.90
William D. Johnson	671,442,549	98.67	9,064,340	1.33
Susan C. Jones	674,331,833	99.09	6,172,063	0.91
John E. Lowe	664,554,753	97.66	15,952,135	2.34
Dawn Madahbee Leach	674,161,521	99.07	6,345,370	0.93
François L. Poirier	675,125,844	99.21	5,381,046	0.79
Una Power	667,346,844	98.07	13,160,051	1.93
Mary Pat Salomone	664,644,682	97.67	15,862,205	2.33
Siim A. Vanaselja	662,871,252	97.41	17,635,635	2.59
Thierry Vandal	667,344,563	98.07	13,162,327	1.93
Dheeraj “D” Verma	672,051,818	98.76	8,454,531	1.24

2.Appointment of Auditor

By a resolution passed via ballot, KPMG LLP, Chartered Professional Accountants, were appointed as auditor of TC Energy until the close of the next annual meeting of shareholders of TC Energy, and the directors were authorized to fix their remuneration. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
656,126,944	93.83	43,129,095	6.17

3.Advisory Vote on Executive Compensation

By resolution passed via ballot, on an advisory basis, TC Energy’s approach to Executive Compensation was approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
669,435,060	98.37	11,071,822	1.63